Mail Stop 3561

September 5, 2008

By U.S. Mail and facsimile to (985) 801-8105

Mark W. Joslin
Chief Financial Officer
Pool Corporation
109 Northpark Boulevard
Covington, Louisiana 70433-5001

>   **Re: Pool Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed February 29, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 28, 2008**
>   **Form 8-K**
>   **Filed July 24, 2008**
>   **File No. 000-26640**

Dear Mr. Joslin:

        We have reviewed your response dated July 1, 2008 to our comment letter dated
June 4, 2008 and have the following additional comments. In each of our comments
below, please confirm in writing to us in detail sufficient for an understanding of your
disclosure how you intend to comply in future filings by furnishing us your proposed
revisions. Please feel free to call us at the telephone numbers listed at the end of this
letter.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 13

1. We note your responses to comments 14, 16 and 18 in our letter dated June 4, 2008. In those responses, you state that in future filings you will enhance and expand your discussion in response to our comments. Please provide us with your intended disclosure for the future filings.

Form 8-K Filed July 24, 2008

2. We note your response to comment 12 in our letter dated June 4, 2008 and your disclosure of Adjusted EBITDA in Exhibit 99.1 to this Form 8-K. We have the following comments:

    - Given your statement that Adjusted EBITDA is presented as a liquidity measure, please tell us how you considered your exclusion of stock compensation expense in light of the guidance in Item 10(e)(ii)(a) of Regulation S-K. In this regard, we assume that if you were unable to settle your stock compensation obligations with stock, you would be required to settle these obligations with cash.

    - We remind you that all three major categories of the statement of cash flows should be presented when a non-GAAP liquidity measure is presented, along with the reconciliation to the most directly comparable GAAP financial measure. Refer to Question 12 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

                                    ******

    You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or, in her absence, Jennifer Thompson, at (202) 551-3737, if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me, at (202) 551-3720, with any other questions.

                                            Sincerely,

                                            H. Christopher Owings
                                            Assistant Director